Exhibit 99.3

Yandex Announces the Nomination of Mr. Herman Gref for Election as a New Non-Executive Member of the Board of Directors

MOSCOW and AMSTERDAM, Netherlands, May 6, 2014 (GLOBE NEWSWIRE) — Yandex N.V. (Nasdaq:YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced the nomination of Mr. Herman Gref for election as a new member of the Board of Directors at the 2014 annual general meeting of shareholders.

The Board of Directors is nominating Mr. Herman Gref for a three-year term with effect from May 21, 2014 and until the general meeting to be held in 2017.

In addition, the Board of Directors is nominating Arkady Volozh for re-election as an executive director, Alfred Fenaughty and Elena Ivashentseva for re-election as non-executive directors, each for a three-year term, and Rogier Rijnja for re-election as a non-executive director, for a two-year term.

Mr. Gref has served since 2007 as the Chief Executive Officer and Chairman of the Board of Sberbank of Russia, one of the largest commercial banks in Russia.  Sberbank is the holder of our priority share and our joint venture partner in our Yandex.Money business.  From 2000 to 2007, Mr. Gref was the Minister for Economic Development of the Russian Federation. He previously served in a number government positions at the federal and regional levels in Russia. Mr. Gref received a degree in law from Omsk State University in 1990, a Ph.D. in law from St. Petersburg State University in 1993 and a Ph.D in economics in 2014. Mr. Gref holds a Citation and Certificate of Honour from the President of the Russian Federation, the Order for Distinguished Service of Grade IV and the Stolypin Medal.

ABOUT YANDEX

Yandex (Nasdaq:YNDX) is one of the largest European internet companies, providing a wide variety of search and other online services. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex operates Russia’s most popular search engine and also serves Ukraine, Belarus, Kazakhstan and Turkey.

CONTACT:

Investor Relations

Greg Abovsky, Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Vladimir Isaev

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru